Exhibit 99.101

ALTERNATIVE MONTHLY EARLY WARNING REPORT

PURSUANT TO SECTION 4 OF

NATIONAL INSTRUMENT 62-103

The following is the report required by section 4 of National Instrument 62-103:

1.              Name and address of the eligible institutional investor:

Montrusco Bolton Investments Inc.

1501 McGill College Avenue, Suite 1200

Montreal, Quebec H3A 3M8

(the “Eligible Institutional Investor”)

2.              Name of reporting issuer with respect to which this report is filed:

Coastal Contacts Inc.

Suite 320, 2985 Virtual Way

Vancouver, British Columbia, V5M 4X7

(the “Reporting Issuer”)

3.              Designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which this report is made:

As of June 2012, the Eligible Institutional Investor had, direct or indirect, control or direction over quantity Shares of the Reporting Issuer, representing 9.96 % of the issued and outstanding shares.

4.              Statement regarding eligibility to file reports under Part 4 of National Instrument 62-103 in respect of reporting issuer:

The Eligible Institutional Investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer and does not presently intend to: (a) make a formal take-over bid for any shares of the Reporting Issuer; or (b) propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer which would result in Eligible Institutional Investor’s client accounts controlling the Reporting Issuer, alone or collectively. To the best of its knowledge, the Eligible Institutional Investor does not in the ordinary course of business receive material facts or changes about the Reporting Issuer which have not been publicly disclosed.

DATED the 6th day of July, 2012

MONTRUSCO BOLTON INVESTMENTS INC.

By:	/s/ Jean-Claude Ayotte
Jean-Claude Ayotte
Vice-President Finance & Chief Compliance Officer